RESIDENT PARTNERS: PEGGY P. Y. CHEUNG PHILLIP GEORGIOU ASHLEY HOWLETT JOELLE S. L. LAU ANITA P. F. LEUNG CHIANG LING LI GRAHAM LIM BENJAMIN MCQUHAE CHRISTOPHER SWIFT MICHELLE TAYLOR ROBERT THOMSON
JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓

TELEPHONE: (852) 2526-6895
FACSIMILE : (852) 2868-5871

REGISTERED FOREIGN LAWYERS:
MICHAEL ARRUDA (California, USA)
JUAN DU (New York, USA)
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)

NON-RESIDENT PARTNERS:
SEBASTIEN EVRARD
BENEDICT TAI

February 4, 2015

Ms. Barbara C. Jacobs, Assistant Director

Ms. Rebekah Lindsey

Ms. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Wowo Limited
Amendment No. 2 to the Registration Statement on Form F-1
Filed February 4, 2015
File No. 333-201413

Dear Ms. Jacobs, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

On behalf of Wowo Limited (the “Company”),  we enclose herewith (10) copies of a revised registration statement on Form F-1 (“Amendment 2”) containing  the preliminary prospectus for the proposed initial public offering of the Company’s American depositary shares, and five (5) marked copies showing changes from registration statement submitted on January 30, 2015 to Amendment No. 2.

If it would facilitate the Staff’s review of Amendment 2, we would be pleased to provide electronic copies of these clean and marked versions in PDF format as well.

* * * * *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

ALKHOBAR  •   AMSTERDAM  •  ATLANTA  •  BEIJING  •  BOSTON  •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS

DUBAI  •  DÜSSELDORF  •   FRANKFURT  •  HONG KONG  •  HOUSTON • IRVINE  •  JEDDAH • LONDON  •  LOS ANGELES

MADRID  •  MEXICO CITY  •  MILAN  •  MOSCOW  •  MUNICH  •  NEW YORK  •  PARIS • PITTSBURGH  •  RIYADH   •  SAN DIEGO

SAN FRANCISCO  •  SAO PAULO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:           Maodong Xu — Chairman, Chief Executive Officer

Frank Zhigang Zhao — Chief Financial Officer

Wowo Limited

Andrew Gilbert

DLA Piper LLP (US)